                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

     (Mark One)

     [x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required).

     For the fiscal year ended December 31, 1996
                               -----------------

                                       Or

     [ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

     For the transition period from                  to
                                    ----------------    -----------------

     Commission File Number: 1-10160

           UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           UNION PLANTERS CORPORATION
        (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                          7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                (901) 580-6000

                              REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 1996 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

     B  Consent of Price Waterhouse LLP

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                      UNION PLANTERS CORPORATION 401(k)
                           RETIREMENT SAVINGS PLAN

Date:  June 30,1997

                        By:  /s/ Emmett J. House
                             -----------------------------------------------
                             Emmett J. House, a Co-Administrator of the Plan

                        By:  /s/ M. Kirk Walters
                             -----------------------------------------------
                             M. Kirk Walters, a Co-Administrator of the Plan

                        By:  /s/ John W. Parker
                             -----------------------------------------------
                             John W. Parker, a Co-Administrator of the Plan

                                                                     EXHIBIT A





UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1996 AND 1995

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
================================================================================


                                                                    PAGE


Report of Independent Accountants                                     1

Financial Statements

 Statement of Net Assets Available for Benefits                       2

 Statement of Changes in Net Assets Available for Benefits            3

 Notes to Financial Statements                                     4-16

Additional Information

 Schedule of Investments at December 31, 1996                        17

 Schedule of Reportable Transactions for the Year Ended
  December 31, 1996                                                  18




         All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                       statements or accompanying notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, various plans were merged with the Plan during the years ended December 31, 1996 and 1995. Additionally, as discussed in Note 10 to the financial statements, another plan was merged with the Plan subsequent to December 31, 1996.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA").
Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Memphis, Tennessee
June 16, 1997

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
================================================================================




                                                            DECEMBER 31,  DECEMBER 31,
                                                                1996          1995
                                                            ------------  ------------
ASSETS
 Investments, at fair value
  Short-term investments                                     $ 4,764,318   $ 5,886,793
  Common stock                                                32,282,721    22,407,430
  Equity common trust funds                                   31,602,852    24,802,719
  Fixed income common trust funds                             19,530,197    18,850,792
  Notes receivable from participants                             282,128       211,139
                                                             -----------   -----------

    Total investments (cost of $60,247,696 and $50,980,269
    at December 31, 1996 and December 31, 1995,
    respectively)                                             88,462,216    72,158,873

 Cash                                                          1,811,203         2,589
 Due from brokers                                              1,068,974       103,568
 Accrued interest and dividends receivable                        20,398        21,800
 Contributions receivable
  Employee                                                       272,794       190,472
  Employer                                                       114,528       114,225
                                                             -----------   -----------
    Total assets                                              91,750,113    72,591,527
                                                             -----------   -----------
LIABILITIES
 Due to brokers                                                1,752,422     1,145,314
                                                             -----------   -----------
    NET ASSETS AVAILABLE FOR BENEFITS                        $89,997,691   $71,446,213
                                                             ===========   ===========




   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
================================================================================




                                                             FOR THE       FOR THE
                                                            YEAR ENDED    YEAR ENDED
                                                           DECEMBER 31,  DECEMBER 31,
                                                               1996          1995
                                                           ------------  ------------
INVESTMENT INCOME
 Interest and dividends                                      $1,123,531      $733,004
 Net realized gain on sale of investments                       169,473     1,312,915
 Net change in unrealized appreciation in the fair
  value of investments                                       10,600,717    11,002,458
                                                            -----------   -----------
    Net investment income                                    11,893,721    13,048,377
                                                            -----------   -----------
CONTRIBUTIONS AND ROLLOVERS
 Employee contributions                                       6,250,532     5,044,314
 Employer contributions                                       2,949,699     3,725,156
 Rollovers of assets (Note 7)
  Cash                                                        1,263,538        44,200
  Common stock of Union Planters Corporation                    392,820        82,814
                                                            -----------   -----------

    Total contributions and rollovers                        10,856,589     8,896,484
                                                            -----------   -----------

    Total additions                                          22,750,310    21,944,861

DISBURSEMENTS
 Payments to participants                                   (8,764,484)  (16,752,035)
 Other disbursements                                            (1,650)             -
                                                            -----------   -----------

 Net increase                                                13,984,176     5,192,826
 Mergers of other plans (Note 1)                              4,567,302    21,164,780
 Net assets available for benefits at beginning of period    71,446,213    45,088,607
                                                            -----------   -----------

    NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD      $89,997,691   $71,446,213
                                                            ===========   ===========






   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements of Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

   BASIS OF PRESENTATION

   During the year ended December 31, 1996, various plans of the Corporation's subsidiaries were merged with the Plan as follows:


                                                   MERGER                NET ASSETS
                  NAME                              DATE               AT MERGER DATE
                  ----                             ------              --------------

First National Bank of West Memphis 401(k) Plan  March 5, 1996          $  263,000

Capital Bancorporation, Inc. 401(k) Plan         April 11, 1996          3,556,623

Franklin Financial Group, Inc. 401(k) Plan       December 3,1996           314,488

BancAlabama, Inc. 401(k) Plan                    December 16, 1996         198,042

Valley Federal Savings Bank 401(k) Plan          December 31, 1996         235,149
                                                                        ----------
                                                                        $4,567,302
                                                                        ==========


   During the year ended December 31, 1995, various plans of the Corporation's subsidiaries were merged with the Plan as follows:



                                                   MERGER                NET ASSETS
                  NAME                              DATE               AT MERGER DATE
                  ----                             ------              --------------

Bank of Goodlettsville 401(k) Plan
Final Transfer of Residual Assets                  January 6, 1995       $     1,275

Mid-South Bancorp, Inc. 401(k) Plan                February 27, 1995         371,328

Mid South Bancshares, Inc. 401(k) Plan             April 3, 1995              95,361

BNF Bancorp, Inc. 401(k) Plan                      April 6, 1995             208,430

Mercantile Bank Profit Sharing Plan                April 24, 1995            110,072

Grenada Sunburst System Corp. 401(k) Plan          August 22, 1995        19,001,696

First State Bancorporation, Inc. 401(k) Plan       December 18, 1995       1,376,618
                                                                         -----------
                                                                         $21,164,780
                                                                         ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   INVESTMENTS

   Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in common trust funds represents the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

   DISTRIBUTIONS PAYABLE

   In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans, dated May 1, 1997, benefit payments payable to terminated participants totaling $2,999,283 and $3,487,045 at December 31, 1996 and 1995, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

   The following summarizes the distributions payable by fund at December 31, 1996 and 1995:


                       DECEMBER 31,       DECEMBER 31,
FUND INFORMATION           1996              1995
----------------           ----              ----
Money Market           $  169,485         $  885,400
Fixed Income              223,364            101,701
Balanced                1,629,428            956,616
Equity                    343,113            294,304
Common Stock              633,893          1,249,024
                       ----------         ----------

                       $2,999,283         $3,487,045
                       ==========         ==========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Beginning with the Plan year ended December 31, 1995, the option to defer payment of benefits was offered to terminating participants. The following summarizes, by fund, the amount of deferred benefits allocated to participants but not yet distributed at December 31, 1996 and 1995:


                      DECEMBER 31,       DECEMBER 31,
FUND INFORMATION          1996               1995
----------------          ----               ----
Money Market           $  141,375         $  120,067
Fixed Income              269,626            299,711
Balanced                  967,629          1,353,091
Equity                    775,497            743,498
Common Stock            2,720,149          2,463,130
                       ----------         ----------

                       $4,874,276         $4,979,497
                       ==========         ==========




2. PLAN DESCRIPTION

   GENERAL

   The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters National Bank in exchange for equivalent value interests in the common trust funds.

   The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a 401(k) Retirement Savings Plan Administrative Committee (the "Committee") composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters National Bank as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

2. PLAN DESCRIPTION (CONTINUED)

   The Plan is available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

   CONTRIBUTIONS

   In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $150,000 or Base Pay if Base Pay is greater than $150,000. The maximum contribution allowable by law was $9,240 for the year ended December 31, 1995 and $9,500 for the year ended December 31, 1996. The amount is typically increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows: 50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

   The employee may also elect a rollover contribution which is not matched by the Corporation. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

   Prior to January 1, 1996, participants could elect to have all or a portion of flexible benefit dollars provided by the Corporation invested in their Plan account.

   In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 1996 or 1995.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

2. PLAN DESCRIPTION (CONTINUED)

   VESTING

   Plan participants are 100% vested in their contributions, including earnings through the most recent Plan year-end. Earnings become vested interests in the Plan quarterly. Any non-vested earnings accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after five years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan. As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year-end. Upon termination, participants become eligible for distribution within 60 days following the end of the month of such termination.

   PARTICIPANT LOANS

   The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member.

   PLAN TERMINATION

   Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

   All necessary expenses of the Plan may be paid by the Plan; however, the Corporation has customarily paid these expenses and presently intends to continue this practice.

   INVESTMENT OPTIONS

   Upon enrollment in the Plan, a participant may direct employee contributions in any of the following five investment options:

   Money Market Option - Participant directed funds are invested in money market funds which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury Bills and short-term U.S. Treasury notes maturing in six months or less.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

2. PLAN DESCRIPTION (CONTINUED)

   Fixed Income Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Fixed Income Fund of Union Planters National Bank and the Westport Bank & Trust Company Managed Guaranteed Investment Contract Fund. These funds invest in a wide range of high-quality, intermediate-term bonds and investment contracts. Issuers include the U.S. Government, U.S. Government agencies and well-known corporations, banks and insurance companies.

   Balanced Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Equity Fund of Union Planters National Bank and the Employee Benefit Trust's Fixed Income Fund of Union Planters National Bank which provide a balanced portfolio of bonds and stocks. This option has a long-term goal of investing 60% in fixed income securities and 40% in equity securities.

   Equity Option - Participant directed funds are invested in the Employee Benefit Trust's Equity Fund of Union Planters National Bank which invests in a broad mix of growth and income-oriented stocks and mutual funds, including securities from international and global markets.

   Common Stock Option - Participant directed funds are invested solely in Union Planters Corporation common stock.

   If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Balanced Option.


3. FUND INFORMATION

   The following summarizes the fund information for the statement of net assets available for benefits and the statement of changes in net assets available for benefits:

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

3.   FUND INFORMATION (CONTINUED)



                                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                             DECEMBER 31, 1996
                                      ----------------------------------------------------------------------------------------------
                                                                  FUND INFORMATION
                                      -----------------------------------------------------------------------
                                      PARTICIPANT    MONEY      FIXED                               COMMON
                                         LOANS       MARKET     INCOME     BALANCED     EQUITY      STOCK       OTHER      TOTAL
                                         -----       ------     ------     --------     ------      -----       -----      -----

ASSETS

Investments, at fair value
  Short-term investments                 $    992  $3,550,753 $    5,881 $    14,106 $    43,810 $     2,986  $1,145,790 $ 4,764,318
  Common stock                                  -           -          -           -           -  32,282,721           -  32,282,721
  Equity common trust funds                     -           -          -  11,920,109  19,682,743           -           -  31,602,852
  Fixed income common trust funds               -           -  4,283,451  15,246,746           -           -           -  19,530,197
  Notes receivable from participants      282,128           -          -           -           -           -           -     282,128
                                         --------  ---------- ---------- ----------- ----------- -----------  ---------- -----------
     Total investments                    283,120   3,550,753  4,289,332  27,180,961  19,726,553  32,285,707   1,145,790  88,462,216

Cash                                          100           -          -           -     714,950   1,096,153           -   1,811,203
Due from brokers                                -           -     23,497   1,045,477           -           -           -   1,068,974
Accrued interest and dividends receivable       8      15,943         87         270         342         170       3,578      20,398
Contributions receivable
  Employee                                      -           -          -           -           -           -     272,794     272,794
  Employer                                      -           -          -           -           -           -     114,528     114,528
                                         --------  ---------- ---------- ----------- ----------- -----------  ---------- -----------
    Total assets                          283,228   3,566,696  4,312,916  28,226,708  20,441,845  33,382,030   1,536,690  91,750,113

LIABILITIES
 Due to brokers                                 -      96,247          -           -     513,703           -   1,142,472   1,752,422
                                         --------  ---------- ---------- ----------- ----------- -----------  ---------- -----------
 NET ASSETS AVAILABLE FOR BENEFITS       $283,228  $3,470,449 $4,312,916 $28,226,708 $19,928,142 $33,382,030  $  394,218 $89,997,691
                                         ========  ========== ========== =========== =========== ===========  ========== ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

3.   FUND INFORMATION (CONTINUED)



                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                      ----------------------------------------------------------------------------------------------
                                                                  FUND INFORMATION
                                      -----------------------------------------------------------------------
                                      PARTICIPANT    MONEY      FIXED                               COMMON
                                         LOANS       MARKET     INCOME     BALANCED     EQUITY      STOCK       OTHER      TOTAL
                                         -----       ------     ------     --------     ------      -----       -----      -----
ASSETS

Investments, at fair value
  Short-term investments                 $      - $ 3,764,291 $        - $         - $ 1,110,909  $1,011,234  $    359  $ 5,886,793
  Common stock                                  -           -          -           -           -  22,407,430         -   22,407,430
  Equity common trust funds                     -           -          -  10,821,977  13,980,742           -         -   24,802,719
  Fixed income common trust funds               -           -  4,304,595  14,546,197           -           -         -   18,850,792
  Notes receivable from participants      211,139           -          -           -           -           -         -      211,139
                                         --------  ---------- ---------- ----------- ----------- -----------  --------  -----------
     Total investments                    211,139   3,764,291  4,304,595  25,368,174  15,091,651  23,418,664       359   72,158,873

Cash                                            -         100          -           -         100       2,289       100        2,589
Due from brokers                                -           -          -     103,568           -           -         -      103,568
Accrued interest and dividends receivable     129      17,780        221         161       2,185         592       732       21,800

Contributions receivable
  Employee                                     -            -          -           -           -           -   190,472      190,472
  Employer                                     -            -          -           -           -           -   114,225      114,225
                                        --------  ----------- ---------- ----------- ----------- -----------  --------  -----------
     Total assets                        211,268    3,782,171  4,304,816  25,471,903  15,093,936  23,421,545   305,888   72,591,527

LIABILITIES
  Due to brokers                               -           -      89,314           -   1,056,000           -         -    1,145,314

                                        --------  ----------- ---------- ----------- ----------- -----------  --------  -----------
NET ASSETS AVAILABLE FOR BENEFITS       $211,268  $ 3,782,171 $4,215,502 $25,471,903 $14,037,936 $23,421,545  $305,888  $71,446,213
                                        ========  =========== ========== =========== =========== ===========  ========  ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================



3.   FUND INFORMATION (CONTINUED)




                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                    FOR THE YEAR ENDED DECEMBER 31, 1996
                                      ----------------------------------------------------------------------------------------------
                                                                  FUND INFORMATION
                                      -----------------------------------------------------------------------
                                      PARTICIPANT   MONEY      FIXED                              COMMON
                                         LOANS      MARKET     INCOME    BALANCED     EQUITY      STOCK       OTHER      TOTAL
                                         -----      ------     ------    --------     ------      -----       -----      -----
INVESTMENT INCOME
  Interest and dividends                $ 26,241  $  185,403  $    1,491 $     7,661 $     9,315 $   850,420  $  43,000  $ 1,123,531
  Net realized gain on sale of
   investments                                 -           -      18,849     131,351           -      19,273          -      169,473
  Net change in unrealized appreciation
   in the fair value of investments            -           -     204,357   2,199,813   2,205,498   5,991,049          -   10,600,717
                                        --------  ----------  ---------  ----------- ----------- -----------  ---------  -----------
  Net investment income                   26,241     185,403     224,697   2,338,825   2,214,813   6,860,742     43,000   11,893,721
                                        --------  ----------  ---------  ----------- ----------- -----------  ---------  -----------
CONTRIBUTIONS AND ROLLOVERS
 Employee contributions                        -     339,561     396,399   1,923,581   1,625,160   1,693,037    272,794    6,250,532
 Employer contributions                        -     156,831     184,820     972,930     726,566     794,024    114,528    2,949,699
 Rollovers of assets
    Cash                                       -      60,848      36,488     394,371     289,732     482,099          -    1,263,538
    Common stock of Union Planters
    Corporation                                -           -           -           -           -     392,820          -      392,820
                                        --------  ----------  ---------  ----------- ----------- -----------  ---------  -----------
        Total contributions and
          rollovers                            -     557,240     617,707   3,290,882   2,641,458   3,361,980    387,322   10,856,589
                                        --------  ----------  ---------  ----------- ----------- -----------  ---------  -----------
        Total additions                   26,241     742,643     842,404   5,629,707   4,856,271  10,222,722    430,322   22,750,310

DISTRIBUTIONS
  Payments to participants                     -  (1,504,075)   (471,604) (2,561,833) (1,604,595) (2,622,377)         -  (8,764,484)
  Other disbursements                          -           -           -           -           -           -     (1,650)     (1,650)
                                        --------  ----------  ---------  ----------- ----------- -----------  ---------  -----------
Net increase (decrease)                   26,241    (761,432)    370,800   3,067,874   3,251,676   7,600,345    428,672   13,984,176
Mergers of other plans                         -     556,812     313,678     887,805     952,604   1,856,403          -    4,567,302
Net transfers                             45,719    (107,102)   (587,064) (1,200,874)  1,685,926     503,737   (340,342)           -
Net assets available for benefits:
Beginning of period                      211,268   3,782,171   4,215,502  25,471,903  14,037,936  23,421,545    305,888   71,446,213
                                        --------  ----------  ---------  ----------- ----------- -----------  ---------  -----------
End of period                           $283,228  $3,470,449  $4,312,916 $28,226,708 $19,928,142 $33,382,030  $ 394,218  $89,997,691
                                        ========  ==========  ========== =========== =========== ===========  =========  ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

3.   FUND INFORMATION (CONTINUED)




                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                             FOR THE YEAR ENDED DECEMBER 31, 1995
                               -----------------------------------------------------------------------------------------------
                                                           FUND INFORMATION
                               ------------------------------------------------------------------------
                               PARTICIPANT      MONEY       FIXED                                COMMON
                                  LOANS         MARKET     INCOME    BALANCED       EQUITY       STOCK         OTHER      TOTAL
                                  -----         ------     ------    --------       ------       -----         -----      -----
INVESTMENT INCOME
  Interest and dividends          $ 20,758    $196,275  $    7,512  $     9,694  $    12,543  $   455,750 $     30,472  $   733,004
  Net realized gain on sale of
   investments                           -           -      91,486      513,616       76,772      631,041            -    1,312,915
  Net change in unrealized
   appreciation in the fair
   value of investments                  -           -     359,587    3,952,883    2,554,105    4,135,883            -   11,002,458
                                  --------  ----------  ----------  -----------  -----------  ----------- ------------  -----------
          Net investment income     20,758     196,275     458,585    4,476,193    2,643,420    5,222,674       30,472   13,048,377
                                  --------  ----------  ----------  -----------  -----------  ----------- ------------  -----------
CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                 -     380,319     446,449    1,664,672    1,125,198    1,237,204      190,472    5,044,314
  Employer contributions                 -     327,665     350,369    1,224,165      812,644      896,088      114,225    3,725,156
  Rollovers of assets
    Cash                                 -       1,068       1,068            -        2,136        2,189       37,739       44,200
    Common stock of Union
    Planters Corporation                 -           -           -            -            -       82,814            -       82,814
                                  --------  ----------  ----------  -----------  -----------  ----------- ------------  -----------
          Total contributions
           and rollovers                 -     709,052     797,886    2,888,837    1,939,978    2,218,295      342,436    8,896,484
                                  --------  ----------  ----------  -----------  -----------  ----------- ------------  -----------
          Total additions           20,758     905,327   1,256,471    7,365,030    4,583,398    7,440,969      372,908   21,944,861

DISTRIBUTIONS
  Payments to participants            (429) (2,699,182) (1,442,012)  (6,719,568)  (1,561,348)  (4,328,517)        (979) (16,752,035)
                                  --------  ----------  ----------  -----------  -----------  ----------- ------------  -----------
Net increase (decrease)             20,329  (1,793,855)   (185,541)     645,462    3,022,050    3,112,452      371,929    5,192,826
Mergers of other plans                   -   1,892,110   1,256,569            -    1,552,118   14,558,219    1,905,764   21,164,780
Net transfers                       12,771    (171,221)   (901,445)  (1,204,218)   2,119,526    2,399,774   (2,255,187)           -
Net assets available
for benefits:
 Beginning of period               178,168   3,855,137   4,045,919   26,030,659    7,344,242    3,351,100      283,382   45,088,607
                                  --------  ----------  ----------  -----------  -----------  ----------- ------------  -----------

 End of period                    $211,268  $3,782,171  $4,215,502  $25,471,903  $14,037,936  $23,421,545 $    305,888  $71,446,213
                                  ========  ==========  ==========  ===========  ===========  =========== ============  ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

4. INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

   The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 1996:


                                              UNITS/
            NAME OF INVESTMENT               PAR VALUE     COST      FAIR VALUE
            ------------------               ---------     ----      ----------

COMMON STOCK
------------
  Union Planters Corporation Common
    Stock                                      827,762  $15,415,624  $32,282,721

COMMON TRUST FUNDS
------------------
  Employee Benefit Trust's Equity Fund of
    Union Planters National Bank               275,479   22,880,132   31,602,852

  Employee Benefit Trust's Fixed Income
    Fund of Union Planters National Bank       144,599   10,633,590   12,520,866

  Westport Bank & Trust Company
    Managed Guaranteed Investment
    Contract Fund                              318,453    6,271,904    7,009,331

5.   REALIZED GAIN ON SALE OF INVESTMENTS

   The net realized gain on sale of investments is summarized as follows:


                                                   FOR THE       FOR THE
                                                  YEAR ENDED   YEAR ENDED
                                                  DECEMBER 31, DECEMBER 31,
                                                     1996          1995
                                                     ----          ----

     Common stock                                   $ 19,273    $  631,041
     Common trust funds                              150,200       666,545
     Mutual funds                                          -        15,329
                                                    --------    ----------
      Net realized gain on sale of investments      $169,473    $1,312,915
                                                    ========    ==========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================

6. UNREALIZED APPRECIATION

   The net change in unrealized appreciation in the fair value of investments is summarized as follows:


                                                  FOR THE       FOR THE
                                                 YEAR ENDED    YEAR ENDED
                                                DECEMBER 31,  DECEMBER 31,
                                                    1996          1995
                                                    ----          ----

      Common stock                               $ 5,991,049   $ 4,135,884
      Common trust funds                           4,609,668     6,866,574
                                                 -----------   -----------
         Net change in unrealized appreciation
          in the fair value of investments       $10,600,717   $11,002,458
                                                 ===========   ===========


7. ROLLOVERS OF ASSETS

   During the years ended December 31, 1996 and 1995, the Plan received rollovers of account balances from various participants in other retirement and benefit plans totaling $1,656,358 and $127,014, respectively.

8. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of a money market fund managed by Union Planters National Bank, a wholly-owned subsidiary of the Corporation, and common trust funds of Union Planters National Bank. Union Planters National Bank is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan held common stock of the Corporation. As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

9. INCOME TAX STATUS

   The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 1986 indicating that the Plan is qualified under Internal Revenue Code Section 401(a) and, therefore, not subject to tax under Section 501(a). A determination letter has been requested regarding the amendments to the Plan relative to qualification under Section 401(k) and the Tax Reform Act of 1986. The Corporation believes the amendments to the Plan qualify under the Internal Revenue Code of 1986.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================



10. SUBSEQUENT EVENTS

    Effective January 1, 1997, the Leader Federal Bank for Savings Thrift Incentive Plan (the "Leader Plan") was merged with the Plan by transferring approximately $31,000,000 of net assets consisting of common stock of the Corporation with a fair value of $27,977,001 and other assets with a fair value of $3,489,265. Subsequent to the merger of the Plans, disbursements were made to certain former participants of the Leader Plan totaling approximately $7,800,000.

    Subsequent to December 31, 1996, the fair value of the Plan's investment in the common stock of the Corporation has increased as follows:


                                                       FAIR VALUE
                                                -------------------------
                                                DECEMBER 31,   JUNE 16,
                                                    1996         1997
                                                    ----         ----

       Union Planters Corporation common stock
       (827,762 shares)                          $32,282,721  $42,526,273

       Union Planters Corporation common stock
       (717,359 shares) (a)                       27,977,001   36,854,319
                                                 -----------  -----------
                                                 $60,259,722  $79,380,592
                                                 ===========  ===========




   (a) Assets transferred from the Leader Plan effective January 1, 1997 as discussed above.

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1996
================================================================================

                                           UNITS/                  FAIR
NAME OF INVESTMENT                      PAR VALUE      COST        VALUE
------------------                      -----------    ----        -----

SHORT-TERM INVESTMENTS
----------------------

  AIM Institutional Prime Fund            1,112,573  $ 1,112,573  $1,112,573
  Federated Treasury Obligations Fund     3,550,753    3,550,753   3,550,753


* Union Planters National Bank
   Hi-Yield Masternote                      100,992      100,992     100,992
                                         ----------  ----------- -----------

      Total short-term investments        4,763,318    4,764,318   4,764,318
                                         ----------  ----------- -----------
COMMON STOCK
------------
*  Union Planters Corporation
   Common Stock                             827,762   15,415,624  32,282,721
                                         ----------  ----------- -----------

EQUITY COMMON TRUST FUNDS
-------------------------
* Employee Benefit Trust's Equity Fund
   of Union Planters National Bank          275,479   22,880,132  31,602,852
                                         ----------  ----------- -----------

FIXED INCOME COMMON TRUST FUNDS

* Employee Benefit Trust's
   Fixed Income Fund of Union
   Planters National Bank                   144,599   10,633,590  12,520,866

Westport Bank & Trust Company
 Managed Guaranteed Investment Contract
 Fund (Trust Employer Identification
 Number 62-0859006)                         318,453    6,271,904   7,009,331
                                         ----------  ----------- -----------

   Total fixed income common trust funds    463,052   16,905,494  19,530,197
                                         ----------  ----------- -----------

   Total common trust funds                 738,531   39,785,626  51,133,049

NOTES RECEIVABLE FROM PARTICIPANTS
----------------------------------

  Notes receivable from participants,
  secured by vested interests in plan
  assets, interest at 8.5% to 9%
  (Union Planters National Bank
  floating consumer prime rate),
  with original maturities of
  one to seven years                        282,128      282,128     282,128
                                         ----------  ----------- -----------

   Total investments                      6,611,739  $60,247,696 $88,462,216
                                         ==========  =========== ===========


* Represents an investment with a party-in-interest.

UNION PLANTERS CORPORATION                                           SCHEDULE II
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED DECEMBER 31, 1996
================================================================================

                                     SALES      COST OF    VALUE AT DATE    GAIN ON
       NAME OF INVESTMENT         PROCEEDS(2)    ASSETS    OF TRANSACTION   SALE(2)
                                  -----------  ----------  --------------  ---------

*Employee Benefit Trust's Equity
 Fund of Union Planters National
 Bank
   Various purchases                           $3,938,872    $3,938,872
   Various sales                  $  918,001      630,610       918,001    $  287,391

*Union Planters Corporation
 Common Stock
   Various purchases                            6,916,257     6,916,257
   Various sales                   2,415,622    1,262,478     2,475,846     1,153,144









(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2)  There were no expenses incidental to these transactions.

*    Represents an investment with a party-in-interest.

                                                                    EXHIBIT B


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Union Planters Corporation of our report dated June 16, 1997 appearing on page 4 of Exhibit A of the Annual Report of the Union Planters Corporation 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 1996.



/s/Price Waterhouse LLP
Memphis, Tennessee
June 30, 1997